Exhibit 99.1

Navigator Holdings Ltd.

2020 Annual General Meeting of Shareholders Results Notification

Navigator Holdings Ltd. (the “Company”) (NYSE:NVGS) advises that its 2020 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on November 12, 2020 at 9 a.m. local time at the office of Navigator Gas U.S. LLC, 650 Madison Avenue, New York. The following resolutions were approved:

1. To elect David J. Butters, Dr. Henry Deans, Dr. Heiko Fischer, David Kenwright, Hal Malone, Alexander Oetker and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2021 Annual General Meeting of Shareholders.

No other proposals were voted on at the Annual Meeting.

Navigator Gas

Attention: Investor Relations Department—investorrelations@navigatorgas.com

New York:        650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

London:            10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. The Company also owns a 50% share, through a joint venture in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA.